SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Response to the request from the National Division of Companies with State Participation (Shareholder ANSES).

Buenos Aires, March 26, 2014

Securities and Exchange Commissions

RE.: In response to the request from the National Division of companies with state participation (shareholder ANSES).

We hereby address you to answer the letter received last March 20 whereby certain information is required from the President of BBVA Banco Francés S.A. (“BBVA Francés”) in order to vote in the Annual and Special Meeting of Shareholders to be held next April 10, 2014 (the “Meeting”).

Pursuant to the request, the requested information is furnished below:

1) “A Signed Copy of the Minutes of the Board of Directors Convening to the Annual and Special Meeting of Shareholders.”

A copy of Minutes of the Board of Directors No. 5130 of February 19, 2014 convening to the Meeting of Shareholders is attached hereto. Notwithstanding the above, such minutes have been made available to the public in general on the Online Financial Information Tool (Autopista de Información Financiera, AIF) on February 19, 2014 under ID 4-213007-D.

2) “A Copy of the Latest Version of the Restated By-laws.”

A copy of the latest restated Corporate By-laws dated May 3, 2012 is attached hereto. Notwithstanding the above, such by-laws have been made available to the public in general on Autopista de Información Financiera (AIF) on October 12, 2012 under ID 4-184780-D.

3) “Current (Regular and Alternate) Members of the Board of Directors with the Dates of Appointment and Currency of their Mandates”.

Below, there is a list of the members of the Board of Directors of BBVA Francés:

BBVA BANCO FRANCÉS S.A.
Full name	TITLE	Appointment	Exp. of Mandate
Jorge Carlos Bledel	Chairman	3/26/12	12/31/14
José Manuel Tamayo Pérez	Vice Chairman	4/9/13	12/31/13
Marcelo Gustavo Canestri	Regular Director	4/9/13	12/31/13
Oscar Miguel Castro	Regular Director	3/26/12	12/31/14
Luis Bernardo Juango Fitero	Regular Director	3/30/11	12/31/13
Mario Luis Vicens	Regular Director	4/9/13	12/31/14
Martín Ezequiel Zarich	Alternate Director	3/26/12	12/31/14

Notwithstanding the above, such list has been made available to the public in general on Autopista de Información Financiera (AIF) on April 10, 2013 under ID 4-189945-D.

4) “Breakdown of the Shareholding Structure to Date.”

Below, there is the latest information available on the shareholding structure of BBVA Francés at February 28, 2014:

Name	Ordinary Shares	% Total Shares	Ordinary Shares
BBVA SA	244,870,968	45.61%	244,870,968
BBV AMERICA S.L.	112,192,349	20.90%	112,192,349
BBVA BANCO FRANCÉS SA	50,410,182	9.39%	50,410,182
BBVA CONSOLIDAR SEGUROS S INV CUST	150,272	0.03%	165,272
NON-GROUPED SHARES OF THE COUNTRY (6163)	37,620,449	7.01%	38,490,074
THE BANK OF NEW YORK MELLON ADRS	48,293,199	9.00%	47,408,474
ANSES FGS LAW 26425	42,439,494	7.90%	42,439,494
UNIDENTIFIED	45,014	0.01%	45,014

TOTAL	536,877,850	100.00%	536,877,850

5) Regarding the items in the agenda:

1) (Item 2) “Consideration of the Annual Report, Annual Report on Corporate Responsibility, Financial Statements, Supplementary Information and other Accounting Information, Supervisory Committee’s Report and Auditor’s Report, for Fiscal Year No. 139, ended December 31, 2013.”

A copy of the documentation to be considered at the Meeting is attached and identified in this item. Furthermore, such information has been made available to the public in general on Autopista de Información Financiera (AIF) on February 20, 2014 under ID 4-212982-D.

2) (Item 3) “Consideration of the performance of the Board of Directors, the General Manager and the Supervisory Committee.”

The Financial Statements and the Board of Directors’ Annual Report mentioned in the answer above describe clearly the performance of the Board of Directors, the General Manager and the Supervisory Committee of BBVA Francés.

3) (Item 4) “Consideration of the results for Fiscal Year No. 139, ended December 31, 2013. Treatment of Unallocated Earnings at December 31, 2013 for the amount of ARS2,024,244,063.47. The following allocations will be made: a) ARS404,848,812.69 to the Legal Reserve; (b) ARS28,800,000 to dividend distribution in cash subject to the authorization of the Central Bank of the Argentine Republic; and c) ARS1,590,595,250.78 to the optional reserve for future distribution of earnings, as provided for in Communication “A” 5273, subject to the authorization of the Central Bank of the Argentine Republic.”

Pursuant to the terms in Title II, Chapter II, art. 27, of the Rules of the Argentine Securities Commission (restated by Resolution No. 622/13 of the Argentine Securities Commission), the Board of Directors of BBVA Francés has included in the text of the Agenda item the content of the motion to be made to the Meeting in connection with the 2013 unallocated earnings.

4) (Item 5) “Consideration of the remuneration for the Board of Directors for Fiscal Year No. 139, ended December 31, 2013.”

The proposed remuneration for the Board of Directors for the discharge of their duties during fiscal year 2013 amounts to ARS3,153,920. Such motion by the Board of Directors of BBVA Francés to be discussed in the next Meeting has been previously approved by the Committee on Appointments and Remuneration, and the Audit Committee on Law No. 26.831 has issued a favorable opinion on this issue.

Furthermore, it has been made available to the public in general on Autopista de Información Financiera (AIF) on February 25, 2014 under ID 4-213711-D.

5) (Item 6) “Consideration of the remuneration for the Supervisory Committee for Fiscal Year No. 139, ended December 31, 2013.”

The Board of Directors of BBVA Francés has decided to propose the Meeting a remuneration for the Supervisory Committee of ARS419,530 for the 2013 fiscal year.

6) (Item 7) “Determination of the number of members of the Board of Directors and election of the relevant directors for three fiscal years.”

Article 10 of BBVA Francés’ by-laws set forth that the Board of Directors of the company is formed by a minimum of three and a maximum of nine Regular Directors, and the same number of alternate members, as established in each Annual Meeting.

Furthermore, the mandates of Directors José Manuel Tamayo Pérez, Marcelo Gustavo Canestri and Luis Bernardo Juango Fitero have expired.

The Board of Directors of BBVA Francés does not make any proposal regarding this item of the Agenda and, to date, no proposal has been received from any shareholder (article 70 of Law No. 26.831).

7) (Item 8) “Election of three regular and three alternate members of the Supervisory Committee for the current fiscal year.”

Article 9 of BBVA Francés’ by-laws set forth that the company will be supervised by three regular members of the Supervisory Committee who will be appointed by the Annual Meeting of Shareholders on an annual basis. That meeting will also select the same number of alternate members for the same term.

Therefore, the mandates of: (i) Regular Members of the Supervisory Committee, Mario Rafael Biscardi, Alejandro Mosquera, and Marcelino Agustín Cornejo; and (ii) Alternate Members of the Supervisory Committee, Julieta Paula Pariso, Agustín Isola, and Daniel Oscar Celentano, have expired.

The Board of Directors of BBVA Banco Francés S.A. does not make any proposal regarding this item of the Agenda and, to date, no proposal has been received from any shareholder (article 70 of Law No. 26.831).

8) (Item 9) “Remuneration of the accountant who prepared the financial statements for Fiscal Year No.138, ended December 31, 2012.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the amount of ARS6,548,350 plus VAT, as remuneration for the accountant who prepared the financial statements for Fiscal Year 2013.

The Audit Committee on Law No. 26.831 has issued a favorable opinion on this issue.

9) (Item10) “Appointment of the accountant who will prepare the financial statements for the current fiscal year.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the appointment of Estudio Deloitte & Co. S.A., in the person of the partners and accountants Marcelo Gustavo Bastante, as Regular Auditor, and Alberto Adolfo Allemand, as External Alternate Auditor.

It should be highlighted that the Audit Committee on Law. 26.831 has issued a favorable opinion as regards these appointments and that accountants Bastante and Allemand have timely and duly submitted to the Argentine Securities Commission and the Buenos Aires Stock Exchange the Affidavit required by article 104 of Law No. 26.831. Such affidavits were published on February 20, 2014 in the Daily Gazette of the Buenos Aires Stock Exchange.

10) (Item 11) “Allocation of funds to the Audit Committee on Law. 26.831 to seek professional advice.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting a budget of ARS281,250 for the operation of the Audit Committee on Law. 26.831.

11) (Item 12) “Consideration of the amendment of sections 1 and 3 of the Corporate By-laws according to the Capital Market Law No. 26.831 and its regulatory provisions.”

The Board of Directors of BBVA Francés has decided to propose to the Meeting the amendment of sections 1 and 3 of the corporate by-laws, to read as follows:

“Section 1: Name and Address: The corporation (sociedad anónima) created under the name “Banco Francés S.A.” will continue operating under the name “BBVA BANCO FRANCÉS S.A.” The company has established its legal domicile within the jurisdiction of the city of Buenos Aires and special domiciles in the existing branches (filiales) or in such branches as may be established in the future, both in the Argentine Republic and abroad, pursuant to the laws applicable to financial entities”.

“SECTION 3: Purpose. “BBVA Banco Francés S.A.” is a corporation the purpose of which is, according to the current laws applicable to financial entities, to carry out, within or without Argentina, such transactions as are inherent to commercial banks, intermediation between demand and the public offer of financial resources. The authorized transactions are: a) To receive sight and term deposits; b) To give short-term bullet loans or other amortizing loans; c) To discount, buy and sell bills, promissory notes, pledges, checks, drafts and other negotiable papers; d) To give guarantees, sureties, and other bonds; to accept bills, drafts and other bills of exchange; to transfer funds and issue and accept letters of credit; e) To give advances on loans from sales, purchase them, assume their risks, manage their collection and provide technical and administrative assistance; f) To invest in public securities; g) To make transitory investments in easily realizable securities; h) To invest in new issues of shares or notes, according to the regulations to be established; i) To receive securities under custody and render other services related to its activity; j) To manage on behalf of another the purchase and sale of transferable securities and serve as payer of dividends, amortization and interest, and to operate as an open market broker of securities; k) To make transactions in a foreign currency; l) To comply with duties and other tasks related to its transactions; m) To receive participation deposits in mortgage loans and special accounts; n) To issue mortgage-backed securities; o) To give loans to purchase, build, expand, reform, refurbish and preserve urban or rural real estate and the replacement of mortgage liens created for that same purpose; p) To get loans abroad and act as a broker for loans obtained in local or foreign currency; q) To issue corporate bonds (obligaciones negociables), r) To carry out all active, passive and service transactions not prohibited to it by the Financial Entities Law; and s) To serve and register in the record of the Argentine Securities Commission as Management Agent for Collective Investment Products, Custodian for Collective Investment Products, Trading Agent, Settlement and Clearing Agent, Broker, Capital Market Advisor Agent, Securities Broker

and/or Custody, Registration and Paying Agent, taking into account the compatibilities established by the Argentine Securities Commission and upon compliance with the requirements established by that entity. To that end the company has full legal capacity to acquire rights, undertake obligations and perform any and all acts which are not forbidden by the laws or by these by-laws.”

The text of the proposed amendment was published in the Daily Gazette of the Buenos Aires Stock Exchange on March 10, 2014.

It should be highlighted that the amendment of the Corporate By-laws is made in compliance with the provisions in the New Capital Market Law No. 26.831.

Truly yours,

ADRIAN BRESSANI, ESQ.
SECRETARY OF THE BOARD OF DIRECTORS
BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 26, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer